

Mail Stop 3030

July 7, 2016

Via E-mail
Kenneth D. Krause
Chief Financial Officer
MSA Safety Incorporated
1000 Cranberry Woods Drive
Cranberry Township, Pennsylvania 16066-5207

> **Re: MSA Safety Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **Form 10-Q for the Quarter Ended March 31, 2016**
> **Filed May 2, 2016**
> **File No. 001-15579**

Dear Mr. Krause:

We have reviewed your June 22, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 31, 2016 letter.

Form 10-Q for the Quarter Ended March 31, 2016

Item 1. Financial Statements

Note 8 – Segment Information, page 11

1.   We note your response to comment 2 and the discussions of average historical as well as planned gross margin and segment operating margin. Please address the following:

- Provide us with a table showing five years of historical and five years of your projected gross margin and segment operating margin for each of your operating segments.
- Identify any other measures of segment profitability that your CODM uses to assess the performance of your operating segments (e.g., operating income) and include the five year historical and projected information for these measures in the table requested in the previous bullet.
- Tell us in detail why you believe the segment operating margin for the Europe and China operating segments are expected to converge and to exhibit similar long-term financial performance.
- Describe to us the internal allocations you make to your segments impacting their operating margins and explain why you plan to adjust the internal allocations through the budgeting process for your European operating segment.
- Provide us with a measure of the significance (e.g., percentage of sales to external customers or operating income) of the Europe and the China operating segments to the International reportable segment.

2. We note the revised disclosure you proposed in response to comment 4. While we note that your CODM uses segment operating income (loss) and segment operating margin percentage to evaluate segment performance, the format and labelling of your presentation have created additional non-GAAP measures that are not measures of segment performance and you are not allowed to present them in your financial statements pursuant Item 10(e)(1)(ii)(C) of Regulation S-K. The amounts you present in the consolidated column for operating income (loss) and operating margin percentage are not amounts presented on your statement of income or which can be directly calculated therefrom. While you may present the total of profit or loss of individual segments as part of the reconciliation required by ASC 280-10-50-30(b), such presentations must be correctly labelled and the reconciliations should be to the consolidated amounts presented in your financial statements. Please revise the format and labelling of your presentation to eliminate the non-GAAP measures consolidated operating income (loss) and consolidated operating profit margin percentage. See also Question 104.04 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

You may contact Eric Atallah at (202) 551-3663 or Jay Webb, Senior Accountant, at (202) 551-3603 with any questions. You may also reach me at (202) 551-3662.

Sincerely,

/s/ Jay Webb for

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery